Filed by Unocal Corporation
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Unocal Corporation
Commission File No.: 1-8483

Shareholder Meetings

Charles R. Williamson

Chairman & Chief Executive Officer

Terry G. Dallas

Executive Vice President &

Chief Financial Officer

60% tax-free exchange of stock at ratio

1.03 CVX: 1 UCL

40% cash at $69 for UCL share

Mixed election:  0.618 CVX and $27.60 in cash per UCL
share; all-stock and all-cash elections subject to proration

Value of transaction $17.2 billion in cash and stock
($18.0 billion including estimated UCL net debt)

At the July 19 CVX closing price, the 60/40 blended value
was $63.01 per UCL share.  At the August 2 nd closing
price, the 60/40 blended value is $ 64.41 per UCL share

Last remaining principal condition to close is UCL
stockholders’ approval

Closing targeted for August 10, 2005

Summary of Current CVX Terms

Three month process, which culminated in merger
agreement announcement on April 4, 2005

All known interested parties, including CNOOC, were
included

UCL provided equal information and access to all
interested parties

Board directed the process and was active in every step

CNOOC engaged in thorough due diligence but failed to
put in a bid

Original Chevron Merger Agreement

On June 22, 2005, CNOOC presented Unocal with an
unsolicited proposal

Proposed acquisition would be financed through approximately
$16 billion of debt and $3 billion of available cash of UCL and CNOOC

CNOOC’s parent company (an entity wholly owned by the Chinese government) agreed to finance up to $7 billion of the purchase price through financing on terms that were favorable to CNOOC

UCL immediately sought and obtained a merger agreement
waiver from CVX to allow full and complete discussions and
negotiations with CNOOC to firm up the proposal

After obtaining the waiver, UCL provided CNOOC with
continued information and access

CNOOC $67/share Proposal

Board directed UCL’s management and advisors to address
major contractual risks with CNOOC before discussing the
price level of the bid

Enforceability

CNOOC has no U.S. assets

Judgments of U.S. courts are not recognized in China, where
CNOOC has the vast majority of its assets

U.S. approvals, particularly Exon-Florio

Transaction requires a recommendation from Committee on
Foreign Investments in the U.S. (“CFIUS”) and presidential
approval

90-day process (before giving effect to pending legislation)

Could preclude transaction closing

Certainty of consummation notwithstanding lengthy approval
process

CNOOC $67/share Proposal (cont’d.)

Board sought improved offers from both CNOOC and CVX

CNOOC acknowledged board authorization for $69 bid, but
declined to increase above $67

CNOOC discussed with UCL the possibility of (but did not
make) a highly conditional $69/share offer.  CNOOC’s
conditions:

Unocal (rather than CNOOC) to pay the CVX breakup fee
(despite prior CNOOC agreement to pay)

Unocal to support the bid in all forums (even though this would result in breach of the CVX agreement)

Unocal Board to change its recommendation in favor of CNOOC

In response to negotiations by UCL, CVX raised to its
current offer

UCL Negotiations After Receiving
CNOOC $67/share Proposal

Risks of political process in Congress and CFIUS approval process

Delays due to Hong Kong Stock Exchange approval process

Lengthy pre-closing process enhances the risk of external events resulting in material adverse change or otherwise preventing completion

Limitations to recovery of damages against CNOOC

Damages recoverable only if CNOOC breaches the agreement

No damage recovery for failure to obtain U.S. and foreign regulatory clearances, including CFIUS or failure to close due to material adverse change

Potential recovery from proposed $2.5 billion escrow (< $6/share after tax)
could be far less than actual damages suffered and result in prolonged litigation before any recovery is received

Difficulties in enforcing in foreign courts judgments obtained in the U.S.

Material Factors in Board’s Decision to
Recommend New CVX Transaction

State and local governmental issues relating to UCL
environmental liabilities and guarantees

Difficulties of retaining and motivating key employees in
the event of a new, prolonged pre-closing period

Cash vs. stock and cash

Long-term value of CVX and short-term negative effects
of the current situation on the current value of CVX stock

Material Factors in Board’s Decision to
Recommend New CVX Transaction (cont’d.)

We strongly recommend that shareholders vote for the
CVX merger

The merger must receive the approval of over 50% of the
outstanding shares.  Not voting is the equivalent of a “no”
vote.

Board was willing to accept the additional risks and
complexities of a CNOOC transaction if the price offered
had been sufficient to compensate UCL stockholders for the
additional risks

On August 2nd, CNOOC announced that it had withdrawn
its offer to acquire Unocal.

Summary

Additional Information for Investors

Chevron has filed a Form S-4, Unocal has filed a proxy statement and a proxy statement supplement, and both companies have filed and will file other relevant documents concerning the proposed merger transaction with Chevron with the Securities and
Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4,
PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE
SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron free of charge by contacting Chevron Comptroller's Department, 6001 Bollinger Canyon Road - A3201, San
Ramon, CA 94583-2324. You may obtain documents filed with the SEC by Unocal free of charge by contacting Unocal Stockholder Services at (800) 252-2233, 2141 Rosecrans
Avenue, Suite 4000, El Segundo, CA 90245.  Chevron, Unocal, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Unocal's stockholders in connection with the proposed Chevron merger.
Information about the directors and executive officers of Chevron and their ownership of
Chevron stock is set forth in the proxy statement for Chevron's 2005 Annual Meeting of
Stockholders. Information about the directors and executive officers of Unocal and their ownership of Unocal stock is set forth in the proxy statement for Unocal's 2005 Annual
Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger.
Investors should read the Form S-4 and proxy statement carefully before making any voting or investment decisions.

Cautionary Information Regarding Forward-Looking Statements

This presentation contains forward-looking statements about matters such as the proposed merger transaction with Chevron. Although these statements are based upon
Unocal's current expectations and beliefs, they are subject to known and unknown risks and uncertainties that could cause actual results and outcomes to differ materially from those described in, or implied by, the forward-looking statements, including uncertainties as a result of the CNOOC proposal, international and domestic political and economic factors, volatility in commodity prices, and other factors discussed in Unocal's 2004
Annual Report on Form 10-K and subsequent reports filed or furnished by Unocal with the
SEC. Copies of Unocal's SEC filings are available from Unocal by calling 800-252-2233 or from the SEC by calling 800-SEC-0330. The reports are also available on the Unocal web site, www.unocal.com. Unocal undertakes no obligation to update the forward-looking statements in this presentation to reflect future events or circumstances. All such statements are expressly qualified by this cautionary statement, which is provided pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934.

Unocal Corporation

2141 Rosecrans Ave., Suite 4000

El Segundo, California  90245

Robert E. Wright

Telephone: (310) 726-7665

E-Mail:  investor_relations@unocal.com

Unocal Website: http://www.unocal.com